Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 1 DATED SEPTEMBER 14, 2023

MASTERWORKS VAULT 4, LLC

This Supplement No. 1 dated September 14, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on August 10 2023, as amended by Post-Qualification Amendment No. 1 filed on August 29, 2023 and Post-Qualification Amendment No. 2 filed on September 11, 2023. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2023. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Christine Ay Tjoe	1.23
Helen Frankenthaler	1.70
Avery Singer	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Christine Ay Tjoe	44.0%	$3,341	November 26, 2006	$1,416,635	June 30, 2023
Helen Frankenthaler	12.7%	$60,000	May 9, 1984	$6,700,000	June 30, 2023
Avery Singer	139.5%	$28,711	October 6, 2017	$4,300,000	June 30, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Christine Ay Tjoe	19.3%	21	May 22, 2001	April 12, 2023
Helen Frankenthaler	13.4%	35	May 8, 1984	May 12, 2023
Avery Singer	N/A	N/A	N/A	N/A